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                                                                    EXHIBIT 12.1
                             HINES HOLDINGS, INC.
               Computation of Ratio of Earnings to Fixed Charges
                            (Dollars In thousands)

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

                                                Year ended December 31
                                       ----------------------------------------
Fixed charges:                          1992    1993    1994    1995     1996
                                       ------  ------  ------  -------  -------
Interest expense                       $3,677  $6,014  $7,555  $13,274  $20,140
Amortization of deferred financing
 costs                                    403   1,079   1,069    4,557      940
Rental expense deemed representative
 of the interest expense component of
 rental expense
 **Assume 33 percent                      179     324     311      356      434
                                       ------  ------  ------  -------  -------

Total fixed charges                     4,259   7,417   8,935   18,187   21,514
                                       ------  ------  ------  -------  -------

Earnings:
Income before provision for income taxes,
  minority interest, income from
  discontinued operations and
  extraordinary loss                    6,260   6,229  14,258    8,441      844
                                       ------  ------  ------  -------  -------

Earnings plus fixed charges            10,519  13,646  23,193   26,628   22,358
                                       ------  ------  ------   ------   ------

Ratio of earnings to fixed charges       2.47    1.84    2.60     1.46     1.04
                                       ------  ------  ------   ------   ------
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